UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                              BULL RUN CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)



                                    120182100
                                 (CUSIP Number)


                                 James W. Busby
                          4216 Stuart Andrew Boulevard
                         Charlotte, North Carolina 28217
                                 (704) 523-8500
          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                January 17, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with the statement: |_|

                                Page 1 of 4 pages

CUSIP No. 120182100

1)   Name of Reporting Person                         James W. Busby

     S.S. or I.R.S. Identification No.
     of Above Person                                  (Intentionally
                                                      Omitted)


2)   Check the Appropriate Box if a                   (a) [ ]
     Member of a Group                                (b) [ ]


3)   SEC Use Only


4)   Source of Funds                                  PF


5)   Check if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or
     2(e)                                             [ ]


6)   Citizenship or Place of Organization             United States


                        7)        Sole Voting       2,751,862 shares
                                  Power

Number of Shares        8)        Shared Voting        -0-
                                  Power

                        9)        Sole Dis-         2,751,862 shares
                                  positive Power

                        10)       Shared Dis-          -0-
                                  positive Power

11)        Aggregate Amount Beneficially
           Owned By Each Reporting Person           2,751,862 shares


12)        Check box if the Aggregate Amount
           in Row (11) Excludes Certain Shares           [ ]


13)        Percent of Class Represented by
           Amount in Row (11)                            12.9%


14)        Type of Reporting Person                      IN


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




                  Item 5 of the Schedule 13D, dated January 24, 1995, relating to the Common Stock, par value $.01 per share, of Bull Run Corporation is hereby amended by adding thereto the information set forth below. The terms defined in such Schedule 13D shall have their defined meanings herein, unless otherwise defined herein.

Item 5. Interest in Securities of the Issuer.
                  Set forth below is certain information concerning all transactions in the Common Stock in which the Reporting Person has engaged during the past 60 days:
                            Number                      Price
                              of        Acquired/        per
Date                        Shares      Sold            Share
January 17, 1997            500,000     Sold            $2.50


The Reporting Person sold these shares to the Issuer in a private transaction at the closing price of the Common Stock on the date of sale.
                  The Reporting Person is the beneficial owner of 2,751,862 shares of Common Stock, representing approximately 12.9% of the shares outstanding, including (a) an aggregate of 62,044 shares of Common Stock owned by the Reporting Person's children and (b) 135,000 shares of Common Stock purchasable upon the exercise of options. The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of such shares (other that the shares subject to such options).


                                Page 3 of 4 pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                   /s/ James W. Busby
                                                       James W. Busby


February 25, 1997



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